Animas Shareholders’ Meeting - Approval of Arrangement

HALIFAX and VANCOUVER, April 16, 2014 - GoGold Resources Inc. (TSX: GGD) (“GoGold”) and Animas Resources Ltd. (TSXV: ANI) (“Animas”) announce that at the special meeting of shareholders of Animas held in Vancouver earlier today, the resolution approving the arrangement (the “Arrangement”) whereby GoGold will acquire the issued securities of Animas which it does not already own was duly passed by the requisite majority.

A final order approving the Arrangement will now be sought from the Supreme Court of British Columbia at a hearing on April 17, 2014.  If this approval is given the Arrangement will become effective on April 23, 2014.

Animas shareholders who have not yet completed and returned a letter of transmittal together with their share certificate(s) are urged to do so now.

Copies of the circular to Animas shareholders dated March 19, 2014 setting out details of the Arrangement including the consideration for the Animas shares, and of the letter of transmittal, may be downloaded from SEDAR (www.sedar.com).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About GoGold

For further information, contact Terence F. Coughlan, President and CEO,

or

Sean Tufford, Vice President, Corporate Development GoGold Resources Inc.,

T: 902 482-1998

F: 902 442-1898

Email : sean@gogoldresources.com

Or visit : www.gogoldresources.com

About Animas

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.